David Zhang	41st Floor, One Exchange Square
Direct Dial: (852) 2912-2503	8 Connaught Place, Central
david.zhang@lw.com	Hong Kong
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香港中環康樂廣場八號交易廣場第一座四十一樓
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File No. 045646-0004

Re:                                            Funtalk China Holdings Limited

Post-effective Amendment No. 7 to Form S-4 on Form F-3

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we have set forth below the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 28, 2010 relating to the Company’s Post-Effective Amendment No. 7 to Form S-4 on Form F-3 (“Amendment No. 7”) filed on July 14, 2010.

The comments are repeated below in bold and followed by the Company’s responses.  We are also sending courtesy copies of this letter to you by courier.

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

1.                                      Please provide us your analysis supporting your conclusion that you are eligible to use Form F-3 given General Instruction I.A.2 to Form F-3, particularly given that the document by which the registrant adopted a registration statement as its own for purposes of the Securities Act and Exchange Act was not effective until December 2009.  Note also response 3 in Middle Kingdom’s letter to us dated April 3, 2009.

In response to the Staff, the Company should be eligible to use Form F-3 as follows:

(a)                                 The registrant requirement set forth under General Instruction I.A.1. of Form F-3 states, “The registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) or has a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act and has filed at least one annual report on Form 20-F, on Form 10-K, or, in the case of registrants described in General Instruction A(2) of Form 40-F, on Form 40-F under the Exchange Act.”

On July 9, 2009, Middle Kingdom Alliance Corp. (“Middle Kingdom”), a Delaware corporation, completed a corporate reorganization (the “reorganization”) that resulted in the holders of Middle Kingdom’s registered securities holding registered securities of the Company.  Following the reorganization, the following classes of the Company’s securities were registered under Section 12(g) of the Exchange Act:

•                                          Ordinary Shares, $0.001 par value;

•                                          Class A Warrants;

•                                          Class B Redeemable Warrants;

•                                          Series A Units, each consisting of one Ordinary Share and five Class A Warrants; and

•                                          Series B Units, each consisting of one Ordinary Share and one Class B Redeemable Warrant.

Accordingly, the Company has several classes of securities registered pursuant to Section 12(g) of the Exchange Act.

Furthermore, as required under General Instruction I.A.1. of Form F-3, the Company has filed at least one annual report on Form 20-F, which was filed on July 9, 2010.

(b)                                 The registrant requirement set forth under General Instruction I.A.2. of Form F-3 states, “The registrant: (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form; and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement and, if the registrant has used (during those twelve calendar months and that portion of a month) Rule 12b-25(b) (§240.12b-25(b) of this chapter) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by the Rule.”

The Company confirms to the Staff that it has been subject to the registration and filing requirements of the Exchange Act and has timely filed all the material required to be filed under the Exchange Act for a period of at least twelve calendar months and the months immediately preceding the filing of the registration statement on Form F-3.  The Company filed its Post-Effective Amendment No. 7 to Form S-4 on Form F-3 on July 14, 2010.  Therefore, the measuring date for filing materials with the Commission began on July 14, 2009, a date twelve calendar months prior to the filing date of the Form F-3.  The Company became a reporting person under the Exchange Act when it completed the reorganization on July 9, 2009, which included the consummation of a share exchange between Middle Kingdom and the Company and resulted in the holders of Middle Kingdom’s registered securities holding registered securities of the Company under an effective Form S-4.

After the completion of the reorganization on July 9, 2009 and prior to furnishing its first current report on Form 6-K on October 16, 2009 as a “foreign private issuer”, as defined in Rule 3b-4 of the Exchange Act, the Company filed current reports on Form 8-K with the Commission on each of July 15, 2009, August 7, 2009 and September 17, 2009.  The Company (formerly, “Pypo China Holdings Limited” before its change of name) filed a current report on Form 8-K on (1) July 15, 2009 to report the completion of the reorganization and other related matters; (2) August 7, 2009 to report the entry into an equity interests transfer framework agreement with Beijing Tangjun Technology Co., Ltd. to acquire 100% of the outstanding equity interests of Shanghai Xieheng Telecommunications Equipment Co., Ltd., a retail wireless telecommunications devices and accessories business in China and a customer of the Company; and (3) September 17, 2009 to report the entry into an equity transfer agreement with Suzhou Industrial Park Pengjing Kunxiang Technology Co., Ltd. to acquire 49% of the outstanding equity interests of Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd., a retail wireless telecommunications devices and accessories company in China and a customer of the Company.  These reports demonstrate that the Company became a reporting issuer under the Exchange Act after July 9, 2009.

(c)                                  The registrant requirement set forth under General Instruction I.A.3. of Form F-3 states, “Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of their last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.”

The Company confirms to the Staff that it has not since the end of its fiscal year ended March 31, 2010, (1) failed to pay any dividend or sinking fund installment on preferred stock, or (2) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

(d)                                 The registrant requirement set forth under General Instruction I.A.4. of Form F-3 states, “If the registrant is a successor registrant, it shall be deemed to have met conditions l, 2 and 3 above if: (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state or other jurisdiction of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor; or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.”

During the filing of its Form S-4, the Company confirmed to the Staff in a letter dated April 3, 2009 that MK Cayman will not be eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3, or their respective corresponding instructions for Form F-1 (General Instruction VI.E.) or Form F-3 (General Instruction I.A.4).  As set out above, the Company meets each of the requirements under I.A.1, 2 and 3 independently and is not relying on General Instruction I.A.4. as a successor registrant to establish its eligibility to use Form F-3.

In addition, the Company has satisfied the transactional requirements of General Instruction I.B.4(c) of Form F-3 (Rights Offerings, Dividend or Interest Reinvestment Plans, and Conversions or Warrants).  The Company confirms that its registration pursuant to Form F-3 covers only securities to be offered upon the conversion of outstanding convertible securities issued by the issuer of the securities to be offered to holders of such securities, which includes the following securities:

•                                          Ordinary Shares issuable upon the exercise of (i) outstanding Class A Warrants and Class A Warrants underlying outstanding Series A Units, (ii) outstanding Class B Redeemable Warrants and Class B Redeemable Warrants underlying outstanding Series B Units, (iii) outstanding unit purchase options to purchase Series A Units, (iv) outstanding unit purchase options to purchase Series B Units, (v) Class A Warrants underlying Series A Units issuable upon the exercise of outstanding unit purchase options, and (vi) Class B Redeemable Warrants underlying Series B Units issuable upon the exercise of outstanding unit purchase options;

•                                          Series A Units issuable upon the exercise of outstanding unit purchase options;

•                                          Series B Units issuable upon the exercise of outstanding unit purchase options;

•                                          Class A Warrants issuable upon the exercise of Series A Units underlying outstanding unit purchase options to purchase Series A Units; and

•                                          Class B Redeemable Warrants issuable upon the exercise of Series B Units underlying outstanding unit purchase options to purchase Series B Units.

Incorporation of Documents by Reference, page 3

2.                                      Assuming you are eligible to register this transaction on Form F-3, please tell us why you have not incorporated by reference the Exchange Act registration statement you filed on December 11, 2009.  See Item 6(a) of Form F-3.

(a)                                 Item 6(a) of Form F-3 states, “If capital stock is to be registered and securities of the same class are registered under Section 12 of the Exchange Act, the description of such class of securities which is contained in a registration statement filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description, shall be incorporated by reference.”

The Company has not incorporated by reference into its Form F-3 the Form 8-A it filed on December 11, 2009 to register Ordinary Shares pursuant to Section 12(b) of the Exchange Act, as the Company’s Form F-3 includes a full and updated description of the Ordinary Shares in the section entitled “Description of Share Capital”.  However, if the Staff requires the Company to incorporate by reference the Form 8-A into the Form F-3, the Company will revise the Form F-3 once it receives confirmation from the Staff that the Company’s eligibility to use Form F-3 to register its securities is accepted.

*                                                                                         *                                                                                         *

If you have any questions regarding this response letter and Amendment No. 7, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

David T. Zhang

of LATHAM & WATKINS

cc:                                Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Benjamin Su, Latham & Watkins LLP, Beijing